Exhibit 12.2
MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES IN ACCORDANCE WITH MEXICAN
GAAP

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(thousands of constant December 31, 2006 pesos, except ratio data)					(thousands of constant June 30,
						2007 pesos, except ratio data)
Income (Loss) Before Income Tax	(852,546)	(400,690)	(108,563)	(46,442)	29,668	(3,184)	39,253

Determination of the Ratio Fixed charges:
Interest expense (1)	251,511	34,313	43,946	105,705	138,820	43,692	111,939
Interest capitalized during period	940	89	300	392	21,078	337	29,985
Rental expense	20,801	14,703	14,912	15,148	20,673	19,645	20,842
Amortization of Debt issuance costs	34,116	33,725	33,915	36,411	40,220	18,336	3,057
Early extinguishment of debt

Total fixed charges:	307,368	82,830	93,073	157,656	220,791	82,010	165,823

Earnings:
Income (loss) from continuing operations	(852,546)	(400,690)	(108,563)	(46,442)	29,668	(3,184)	39,253
Fixed charges	307,368	82,830	93,073	157,656	220,791	82,010	165,823
Amortization of capitalized interests	764	799	814	849	1,654	444	1,296
Less: interest capitalized during period	(940)	(89)	(300)	(392)	(21,078)	(337)	(29,985)

Total earnings:	(545,354)	(317,151)	(14,976)	111,671	231,035	78,934	176,387

Ratio of Earnings to Fixed Charges	(1.77)	(3.83)	(0.16)	0.71	1.05	0.96	1.06

Insufficiency	852,722	399,981	108,049	45,985	(10,244)	3,077	(10,564)